FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 18, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated dated February 10, 2004. This Form 6-K/A amends and restates in is entirety from 6-K filed on February 13, 2004 as incorporated by reference into Registration Statement No. 333-111779.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 18, 2004	By:	/s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
February 10, 2004

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE YEAR ENDED DECEMBER 31, 2003

  44% Annual Increase in Proportional Subscribers to 4 million*
  7% Annual Increase in Revenues to $647.1m (2002: $605.2m)

New York, London and Luxembourg – February 10, 2004 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC), the global telecommunications investor, today announces results for the quarter and year ended December 31, 2003.

Financial summary for the years ended December 31, 2003 and 2002

		Dec 31,	Dec 31,		Change
		2003	2002
Worldwide cellular subscribers (i) *
-	proportional	4,025,577	2,784,187		44%
-	gross	5,690,542	4,002,911		42%

US$ ‘000
Revenues		647,104	605,186

Operating Profit		160,302	20,922

Profit/ (loss) for the year		178,823	(385,143)

Basic profit / (loss) per common share (US$)		10.95	(23.60	)(ii)

Diluted profit / (loss) per common share (US$)		9.06	(23.60	)(ii)

Weighted average number of shares (thousands)		16,328	16,318	(ii)

Weighted average number of shares and
dilutive potential shares (thousands)		20,125	16,318	(ii)

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which MIC has an ownership interest. Subscriber figures do not include divested operations.
(ii)	Pro forma number of shares and loss per share for 2002, adjusted for reverse 3 to 1 stock split of February 2003.
*	Due to local issues in El Salvador, MIC discontinued consolidating El Salvador on a proportional basis from May 2001 to September 2003. Figures for 2002 in this press release therefore exclude divested operations and El Salvador in respect to subscribers. Figures for 2003 include El Salvador since September 15, 2003.

Marc Beuls, MIC’s President and Chief Executive Officer stated:

“In 2003 MIC increased its annualised quarterly top line growth in reve nues from 0% in Q1 to 30% in Q4. This increase of the growth in revenues is mainly due to the reconsolidation of El Salvador since September 2003 and is also driven by accelerated investments in our networks and our mass market prepaid offerings. The improved balance sheet structure combined with the free cash flow generation has not only allowed the Company to consolidate in our existing operations, as demonstrated by the recent acquisition of 26% of Millicom Tanzania Ltd, but also to look for new opportunities in the mobile telephony business.

“Our priority will of course be to grow our existing operations and we are pleased with the prospect of long term co-operation in Vietnam, MIC's largest market, following the signing of the Memorandum of Understanding last week.”

FINANCIAL AND OPERATING SUMMARY

•	Subscriber growth*:
	➢	An annual increase in worldwide gross cellular subscribers of 42% to 5,690,542 as at December 31, 2003
	➢	An annual increase in worldwide proportional cellular subscribers of 44% to 4,025,577 as at December 31, 2003
	➢	In the fourth quarter of 2003 MIC added 386,701 net new gross cellular subscribers.
	➢	Proportional prepaid subscribers increased by 45% to 3,550,322 from 2,453,273 as at December 31, 2002 or excluding El Salvador, increased by 32% from December 2002
	➢	Total cellular minutes increased by 48% for the three months ended December 31, 2003 from the same quarter in 2002 and increased by 32% excluding El Salvador, with prepaid minutes increasing by 67% in the same period and by 55% excluding El Salvador.

•	Financial highlights:
	➢	Revenues for the fourth quarter of 2003 were $201.9 million, an increase of 30% from the fourth quarter of 2002.
•	In October 2003, MIC’s subsidiary Paktel Limited in Pakistan was allocated GSM frequency under its existing license.
•	In November 2003, MIC began the third and final stage of its financial restructuring process through the offering of US$550 million 10% Senior Notes due 2013. The proceeds were used to repay the remaining US$137 million 13.5% Senior Subordinated Notes due 2006 and the outstanding $395 million 11% Senior Notes due 2006. Both amounts were fully retired by the end of December 2003.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH*

At December 31, 2003, MIC’s worldwide gross cellular subscriber base increased to 5,690,542 cellular subscribers from 4,002,911 as at December 31, 2002. Particularly significant percentage increases were recorded in Ghana, Senegal, Mauritius, Sri Lanka and Vietnam. Both Asia and Africa recorded their best ever quarter in terms of total subscriber growth with additions of respectively 239,390 and 129,761 subscribers. For Asia, this represented an increase in total subscribers of 45% from December 31, 2002 and 10% from September 30, 2003 and for Africa, an increase of 63% from December 31, 2002 and 24% from September 30, 2003.

At December 31, 2003, MIC’s proportional subscriber base increased to 4,025,577 from 2,784,187 at December 31, 2002, an increase of 44%.

Within the 4,025,577 proportional cellular subscribers reported at the end of the fourth quarter, 3,550,322 were pre-paid customers. Proportional pre-paid subscribers increased by 45% from December 2002 and by 32% excluding El Salvador.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2003

Total revenues for the three months ended December 31, 2003 were $201.9 million, an increase of 30% from the fourth quarter of 2002, reflecting the increasing trend of growth in MIC’s operations and the reconsolidation of El Salvador since September 2003 . MIC recorded revenue growth in Africa of 61% to $27.2 million in the fourth quarter of 2003 compared with the same period in 2002, with Ghana producing growth of 134%. Revenues for Asia for the fourth quarter of 2003 increased by 33% from the same period last year, to $79.3 million. All of the African and Asian cellular operations reported record quarterly revenues.

Fourth quarter revenues for Latin America increased by 32% from the fourth quarter of 2002, because of the reconsolidation of El Salvador and the increased stabilization of the region. The Central American market continued to perform strongly with Guatemala producing a 10% increase in revenues from the fourth quarter of 2002. South America continued to demonstrate recovery with Bolivia and Paraguay reporting their highest revenues since the fourth quarter 2001 and the third quarter 2002 respectively.

Included in the interest expense for the quarter is $24.3 million in respect of the 13.5% Senior Subordinated Notes due 2006 and the 11% Senior Notes due 2006, which were fully repaid in December 2003.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003

Total revenues for the year ended December 31, 2003 were $647.1 million with revenues for Asia and Africa increasing by 25% and 35% to $280.8 million and $84.9 million respectively from December 2002. Revenues for Latin America for the same period decreased by 2% to $270.6 million.

Total cellular minutes for the twelve- month period to December 2003 relative to 2002 showed growth of 35%.

5% MANDATORY EXCHANGEABLE NOTES DUE 2006

In August 2003, MIC issued the 5% Mandatory Exchangeable Notes due 2006 (the “5% Notes“), exchangeable into Tele2 AB “B” shares (“Tele2”). The 5% Notes, denominated in Swedish Kronas, have been converted at the year-end exchange rate with a value of $327.6 million (net of deferred costs). This conversion led to an unrealised exchange loss of $41.8 million in the statement of profit and loss.

The Tele2 shares are evaluated at fair value using the closing price and the year-end exchange rate, with a value of $479.0 million. In contrast to the 5% Notes, the exchange impact on the Tele2 shares is recorded, together with the effect of the increase in share price, in the statement of profit and loss as valuation movement on securities. In order to reflect MIC’s limited right to participate in the increase in value of the Tele2 shares, an embedded derivative is recognised as a separate liability in the balance sheet with changes in fair value recorded in the statement of profit and loss as fair value result on financial instruments. The fair value of the embedded derivative reflects the sharing in the upside of the Tele2 shares and takes into account time and volatility factors.

As at December 31, 2003, the net position with respect to the 5% Mandatory Exchangeable Notes in Tele2 shares is as follows:

Investment in Tele2 shares	$479.0m
Embedded derivative on the 5% Notes	$(103.5)m

$375.5m

5% Mandatory Exchangeable Notes – debt component	$(327.6)m

Net position	47.9m

CORPORATE LIQUIDITY

Cash at the corporate level at December 31, 2003	$56.7m
Cash upstreamed from operations in 2003	$129.3m

DEBT INDICATORS

At Dec 31, 2003
10% Notes	$536.0m

Total corporate debt	$536.0m
Subsidiary debt	$258.8m

$794.8m
Cash and time deposits	$181.7m

Net Debt	$613.1m

The above table excludes both the 2% PIK Notes that are convertible into MIC common shares and the 5% Mandatory Exchangeable Notes that are fully and mandatorily exchangeable into MIC’s holding of Tele2 shares.

SUBSEQUENT EVENTS

In January 2004 Millicom’s Registration of its 2% Senior Convertible PIK Notes due 2006 was declared effective by the U.S. Securities and Exchange Commission (the SEC).

The Board of Directors began preparations to apply for a listing of Millicom shares on the Stockholmsbörsen (Swedish Stock Exchange) in January 2004. The listing will be in addition to the existing listings of Millicom’s shares on the NASDAQ National Market and the Luxembourg stock exchange and is expected to become effective during the first half of 2004.

Millicom held an Extraordinary General Meeting of Shareholders on February 16, 2004, which approved a stock split of the issued shares of the Company by which each share with a par value of US$ 6 is split into four new shares with a par value of US$ 1.50. The stock split will be effective on February 20, 2004 with a record date of February 17, 2004.

On February 4, 2004 MIC’s subsidiary in Vietnam, Comvik International Vietnam signed a Memorandum of Understanding with its partner VMS, a subsidiary of the Vietnam Posts and Telecommunications, to confirm their intention to extend the co-operation for the long term.

On February 5, 2004 MIC acquired 26% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward -looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward -looking statements.

CONTACTS:

Marc Beuls	Telephone:+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16:00 Luxembourg time / 10:00 New York time, on Tuesday, February 10, 2004. The dial-in numbers are: +44 (0) 1452 542300 or US: 1866 2201452 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days, commencing shortly after the live call has finished, on +44 (0) 1452 550000 or US: 1866 2761167, access code: 986478#.

APPENDICES

  Consolidated statements of profit and loss for the three months ended December 31, 2003 and 2002

  Consolidated statements of profit and loss for the years ended December 31, 2003 and 2002

  Consolidated balance sheets as at December 31, 2003 and December 31, 2002

  Condensed consolidated statements of cash flows for the years ended December 31, 2003 and 2002

  Condensed consolidated statements of changes in shareholders’ equity for the years ended December 31, 2003 and 2002

  MIC quarterly analysis by region

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the three months ended December 31, 2003 and 2002

	Quarter ended Dec 31, 2003	Quarter ended Dec 31, 2002

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	201,855	155,279
Operating expenses
Cost of sales (excluding depreciation and amortization)	(54,320)	(40,809)
Sales and marketing	(30,289)	(20,946)
General and administrative expenses	(24,270)	(21,080)
Corporate and license acquisition costs	(8,355)	(4,769)
Write-down of assets, net	(6,172)	(80,260)
Depreciation and amortization	(37,918)	(33,403)

Operating profit (loss)	40,531	(45,988)
Gain (loss) on exchange and disposal of investments	1,082	(46,395)
Valuation movement on securities	127,521	(119,138)
Fair value result on financial instruments	(58,138)	-
Profit from associated companies	163	2,602
Interest expense*	(43,548)	(42,110)
Interest income	-	3,600
Other income (expense), net	(304)	28,676
Charge from financial instruments	-	(28,420)
Exchange loss, net **	(51,915)	(5,075)

Profit / (loss) before taxes	15,392	(252,248)
Taxes	(23,268)	(3,185)

Loss after taxes	(7,876)	(255,433)
Minority interest	(2,357)	(16,974)

Loss for the quarter	(10,233)	(272,407)

Basic and diluted loss per common share (US$)	(0.62)	(16.73	)(i)

Weighted average number of shares and dilutive potential shares in the period (in thousands)	16,416	16,284	(i)

*	24.3 million is included in the interest expense in respect of the 13.5% Senior Subordinated Notes due 2006 and the 11% Senior Notes due 2006, which were fully repaid in December 2003
**	MIC recorded a book, non-cash exchange loss of 41.8 million in respect of the 5% Mandatory Exchangeable Notes
(i)	Pro forma number of shares and loss per share for 2002, adjusted for reverse 3 to 1 stock split of February 2003

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the years ended December 31, 2003 and 2002

	Year ended	Year ended
	Dec 31, 2003	Dec 31, 2002
	(Unaudited)	(Audited)
	US$ ’000	US$ ’000

Revenues	647,104	605,186
Operating expenses
Cost of sales (excluding depreciation and amortization)	(161,891)	(164,707)
Sales and marketing	(87,575)	(80,941)
General and administrative expenses	(76,827)	(87,998)
Corporate and license acquisition costs	(25,455)	(21,591)
Write-down of assets, net	(6,482)	(89,709)
Depreciation and amortization	(128,572)	(139,318)

Operating profit	160,302	20,922
Gain (loss) on exchange and disposal of investments	4,047	(79,434)
Valuation movement on securities	244,926	(119,138)
Fair value result on financial instruments	(84,578)	-
Profit from associated companies	380	62
Interest expense	(135,172)	(185,959)
Interest income	4,836	12,726
Gain on debt restructuring	96,748	-
Other income	-	42,247
Charge from financial instruments	-	(7,858)
Exchange loss, net*	(45,602)	(23,483)

Profit (loss) before taxes	245,887	(339,915)
Taxes	(52,369)	(22,734)

Profit (loss) after taxes	193,518	(362,649)
Minority interest	(14,695)	(22,494)

Profit (loss) for the year	178,823	(385,143)

Profit (loss) for the year on a diluted basis	182,299	(385,143)

Basic earnings (loss) per common share (US$)	10.95	(23.60	)(i)

Diluted earnings (loss) per common shares (US$)	9.06	(23.60	)(i)

Weighted average number of shares in the year (in thousands)	16,328	16,318	(i)

Weighted average number of shares and dilutive potential shares in the year (in thousands)	20,125	16,318	(i)

*	MIC recorded a book, non-cash exchange loss of 41.8 million in respect of the 5% Mandatory Exchangeable Notes
(i)	Pro forma number of shares and loss per share for 2002, adjusted for reverse 3 to 1 stock split of February 2003

Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2003 and 2002

	Dec 31,	Dec 31,
	2003	2002
	(Unaudited)	(Audited)
	US$ ’000	US$ ’000
Assets
Non-current assets
Intangible assets
Goodwill, net	49,578	10,172
Licenses, net	30,889	84,471
Deferred costs and other non-current assets, net	5,148	4,919
Tangible assets, net	487,746	458,933
Financial assets
Investment in Tele2 shares	479,040	164,031
Investment in other securities	25,397	56,355
Investment in associated company	1,340	1,013
Pledged deposits	31,530	32,921
Deferred taxation	5,226	8,470

Total non-current assets	1,115,894	821,285

Current assets
Investment in Tele2 shares	-	101,540
Investment in other securities	15,291	-
Inventories	10,941	6,962
Debtors
Trade debtors, net	113,750	113,221
Amounts due from joint ventures	13,137	14,053
Prepayments and accrued income	20,491	14,148
Other current assets	51,736	45,259
Time deposits	32,880	16,200
Cash and cash equivalents	148,829	70,451

Total current assets	407,055	381,834

Total assets	1,522,949	1,203,119

Net position of the 5% Mandatory Exchangeable Notes as at December 31, 2003

Investment in Tele2 shares	479,040
Embedded derivative on the 5% Mandatory Exchangeable Notes in Tele2	(103,457)

375,583

5% Mandatory Exchangeable Notes in Tele2 - debt component	(327,635)

Net position	47,948

 Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2003 and 2002

	Dec 31,	Dec 31,
	2003	2002
	(Unaudited)	(Audited)
	US$ ’000	US$ ’000
Shareholders’ equity and liabilities
Shareholders’ equity
Share capital and premium	239,876	281,989
Treasury stock	(8,833)	(54,521)
2% PIK notes	16,006	-
Legal reserve	4,256	4,256
Retained loss brought forward	(446,110)	(57,719)
Profit (loss) for the year	178,823	(385,143)
Currency translation reserve	(69,198)	(84,121)

Total shareholders’ equity	(85,180)	(295,259)

Minority interest	26,571	23,733

Liabilities
Non-current liabilities
Corporate 13.5% debt	-	912,539
Corporate 10% debt	536,036	-
2% PIK notes	50,923	-
5% Mandatory Exchangeable in Tele2 shares - debt component(i)	327,635	-
Embedded derivative on the 5% Mandatory Exchangeable in Tele2 shares(i)	103,457	-
Other debt and financing	126,150	159,370
Deferred taxation	33,944	26,874

	1,178,145	1,098,783

Current liabilities
Other debt and financing	132,664	156,666
Trade creditors	112,764	90,945
Amounts due to shareholders	-	4,021
Accrued interest and other expenses	44,673	42,745
Other current liabilities	113,312	81,485

	403,413	375,862

Total liabilities	1,581,558	1,474,645

Total shareholders’ equity and liabilities	1,522,949	1,203,119

(i) The net position of the 5% Mandatory Exchangeable Notes is summarized on page 9

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the years ended December 31, 2003 and 2002

	Dec 31,	Dec 31,
	2003	2002
	(Unaudited)	(Audited)
	US$ ’000	US$ ’000

Net cash provided by operating activities	167,928	72,581
Cash flow (used) provided by investing activities	(86,066)	141,665
Cash flow used by financing activities	(4,605)	(199,780)
Cash effect of exchange rate changes	1,121	(291)

Net increase in cash and cash equivalents	78,378	14,175
Cash and cash equivalents, beginning	70,451	56,276

Cash and cash equivalents, ending	148,829	70,451

Millicom International Cellular S.A.
Condensed consolidated statements of changes in shareholders’ equity for the years ended December 31, 2003 and 2002

	Dec 31,	Dec 31,
	2003	2002
	(Unaudited)	(Audited)
	US$ ’000	US$ ’000

Shareholders’ equity at January 1	(295,259)	68,894
New shares issued	1,181	-
Disposal / (purchase) of treasury stock	2,394	(2,488)
Profit (loss) for the year	178,823	(385,143)
Effect of consolidation of El Salvador	(3,248)	-
Movement in revaluation reserve	-	61,325
Movem ent in currency translation reserve	14,923	(37,847)
Issuance of equity instruments (2% PIK Notes)	16,006	-

Shareholders’ equity	(85,180)	(295,259)

Millicom International Cellular S.A. Quarterly analysis by region

	03 Q4	03 Q3	03 Q2	03 Q1	02 Q4

Gross cellular subs

MIC Asia	2,677,149	2,437,759	2,228,165	2,013,922	1,841,537
MIC Latin America	2,351,889	2,334,339	1,798,128	1,814,199	1,755,124
MIC Africa	661,504	531,743	445,542	420,593	406,250

Sub-total	5,690,542	5,303,841	4,471,835	4,248,714	4,002,911
Divested	-	-	-	-	249,126

Total	5,690,542	5,303,841	4,471,835	4,248,714	4,252,037

Prop cellular subs

MIC Asia	1,678,336	1,534,322	1,393,918	1,260,683	1,158,253
MIC Latin America	1,883,809	1,907,642	1,393,363	1,422,825	1,359,437
MIC Africa	463,432	364,682	296,674	279,095	266,497

Sub-total	4,025,577	3,806,646	3,083,955	2,962,603	2,784,187
Divested	-	-	-	-	237,686

Total	4,025,577	3,806,646	3,083,955	2,962,603	3,021,873

Revenues (US$ ’000)

MIC Asia	79,335	69,701	67,456	64,264	60,239
MIC Latin America	93,437	63,448	54,581	59,198	70,488
MIC Africa	27,213	21,179	18,474	17,992	16,892
Other	1,870	2,340	3,351	3,265	7,660

Total	201,855	156,668	143,862	144,719	155,279